November 10, 2022

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Charli Gibbs-Tabler

Re :	The Glimpse Group, Inc.
Registration Statement on Form S-3
Submitted on October 27, 2022
CIK No. 0001854445

Dear Ms. Gibbs-Tabler:

On behalf of The Glimpse Group, Inc. (the “Company”), please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s oral comments relating to the Company’s Draft Registration Statement submitted on Form S-3 filed October 27, 2022 (the “Registration Statement”).

For your convenience, each of the Staff’s comments have been restated and are followed by the Company’s responses.

1.	Please provide an analysis on the Company’s eligibility to use Form S-3

Response: The Company is eligible to use Form S-3 pursuant to General Instruction I.B.6 because (a) the Company has not offered and sold any securities pursuant to General Instruction I.B.6; (b) the Company is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously; and (c) the Company has its Common Stock listed and registered on The Nasdaq Capital Market.

2.	Please amend the Registration Statement to include the disclosures required by Instruction 7 pursuant to General Instruction I.B.6.

Response: The Company has revised the Registration Statement to set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the Company’s outstanding voting and nonvoting common stock and to disclose that during the prior 12 calendar month period that ends on, and includes, the date of the prospectus, the Company has not offered and sold any securities pursuant to General Instruction I.B.6.

3.	Please amend the Registration Statement to include a disclosure and acknowledgement that the Company can only sell one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company pursuant to General Instruction I.B.6.

Response: The Company has revised the Registration Statement to include the following disclosure:

“Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on the registration statement of which this prospectus is a part with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000.”

4.	Please amend Item 12. Incorporation of Certain Information by Reference of the Registration Statement to include the Company’s proxy statement on Schedule 14A filed with the Commission on October 31, 2022.

Response: The Company has revised Item 12. Incorporation of Certain Information of the Registration Statement to include the Company’s proxy statement on Schedule 14A filed with the Commission on October 31, 2022.

Should you have any further questions, please do not hesitate to contact Jay Yamamoto via email at jyamamoto@srf.law or by phone at 646-810-0604.

Sincerely,

/s/ Jay Yamamoto, Esq.